# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iPower Inc., CIK 0001830072
CUSIP: 46265P107
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 8798 - 9th Street, Rancho Cucamonga, California (CA), 91730
Date of event which requires filing of this statement: 05/12/2021
Filed by CIK 0001738964

## Reporting persons
- ALLAN JAMES HUANG: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); sole voting power 7,752,500; shared voting power 0; sole dispositive power 7,752,500; shared dispositive power 0; aggregate amount beneficially owned 7,752,500 (24.6% of the class)

## Item 1. Issuer
Name of issuer: iPower Inc.
Address of issuer's principal executive offices: 8798 9th Street, Rancho Cucamonga, CA 91730

## Item 2. Person Filing
Name of person filing: Allan James Huang
Address of principal business office or, if none, residence: 705 South Broadway #1019 Portland TN 37148
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,752,500
Percent of class: 24.6
Sole power to vote or to direct the vote: 7,752,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,752,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ALLAN JAMES HUANG: /s/ Allan James Huang, ALLAN JAMES HUANG (10/22/2025)